Goldman Sachs Funds

RESEARCH SELECT FUND℠

Annual Report August 31, 2002


Net

Long-term growth of capital

potential through a focused portfolio

of U.S. equity investments

Goldman Sachs

Market Review

Dear Shareholder:

The year under review represented a time of great change in which the equity markets were tested by a number of factors including large-scale corporate governance scandals, a continuous stream of earnings disappointments and rising geopolitical risk.

From Recovery to Uncertainty

As the fiscal year began, the events of September 11 quickly dashed expectations of a long-awaited economic recovery, throwing the markets into a state of turmoil. In an effort to stabilize the economy, the Federal Reserve Board reduced short-term interest rates aggressively during the fourth quarter of 2001, bringing the federal funds rate to 1.75%—its lowest level since the Kennedy Administration. Historically low levels of interest rates stimulated consumer spending, driving housing and auto sales to record levels. Lower rates also resulted in increases in mortgage refinancings, which had the effect of putting more cash in consumers' pockets. Robust consumer spending combined with declining oil prices and the rapid success of U.S. armed forces in Afghanistan boosted investor confidence in the fourth quarter of 2001, providing a catalyst to stock market improvement that continued through year end. GDP for the fourth quarter grew at a solid pace of 2.7%.

Equity Market Struggles Begin in Earnest

In a surprising show of strength, GDP for the first quarter of 2002 grew at a rate of 5.0%—driven largely by increases in manufacturing production orders as companies that had previously cut production in the face of falling demand began to rebuild depleted inventories. This positive news was overshadowed, however, by the series of highly publicized accounting scandals in which a number of large, well-respected corporations admitted to fraudulent accounting practices and earnings overstatements in the billions of dollars. Investors reacted with panic, bidding the stock prices of such companies down by as much as 95% in some cases. Even stocks with sound accounting practices were deemed guilty by association as entire sectors declined at once. The markets witnessed a renewed demand for conservative, fundamentally sound companies with steady dividend yields, demonstrated earnings growth and positive cash flows.

Concerns about corporate governance issues escalated throughout the year, as additional evidence kept existing scandals in the limelight. Downside earnings guidance from companies across a range of sectors contributed to the equity market malaise, as did news of a sharp decline in GDP growth for the second quarter, which fell to 1.1%. News of a slowing economy drove stocks in economically sensitive sectors such as technology, telecommunications and consumer discretionary down further. As a result of these factors, the third quarter of 2002 marked the worst equity market performance since the fourth quarter of 1987.

In spite of the gloom permeating the stock market, we believe the economy is soundly positioned for a gradual recovery over the next 12 months. With interest rates at historic lows, inflation in check and consumer spending remaining strong, a solid foundation is in place for future growth. In the months ahead, we expect equity market returns to stabilize and much of today's uncertainty to subside as corporate governance issues are resolved and as companies begin to show improvements in profitability once again.

■ **NOT FDIC INSURED**

■ **May Lose Value**

■ **No Bank Guarantee**

Changes to Your Fund

We would also like to take this opportunity to remind you of recent changes to the Goldman Sachs Research Select Fund. As announced in a mailing to shareholders in July, the Goldman Sachs Global Investment Research Division plans to introduce a new three-part stock rating system later this year. As part of this change, the U.S. Select List, upon which the Fund's portfolio was based, will no longer exist. As a result, the Board of Trustees of Goldman Sachs Trust approved the following changes, which take effect in September of 2002. A prospectus supplement dated July 22, 2002, describing these important changes to the Fund was sent to you with the notice in July.

■ The Fund will no longer invest in equity securities based on the Goldman Sachs Global Investment Research Division's U.S. Select List.

■ Goldman Sachs Asset Management's U.S. Growth and Value Equity teams will assume portfolio management responsibilities for the Fund. Each team offers world-class fundamental research and experienced portfolio management. Our Growth team has a 21-year history managing its growth equity portfolios. The Value team has established a successful track record by following a philosophy that begins with balancing price and prospects — investing in good companies opportunistically when their stock prices are undervalued in the marketplace.

The Research Select Fund continues to seek long-term growth of capital through a focused portfolio of U.S. equity securities. The Fund seeks to achieve its investment objective by investing, under normal circumstances, in approximately 40-50 companies that are considered by the Investment Adviser to be positioned for long-term growth or are positioned as value opportunities which, in the Investment Adviser's view, have identifiable competitive advantages and whose intrinsic value is not reflected in the stock price.

As always, we appreciate your investment in the Goldman Sachs Funds and look forward to continuing to serve your financial needs in the years to come.

Sincerely,

David W. Blood
Head, Goldman Sachs Asset Management

September 10, 2002

Fund Basics

as of August 31, 2002

Assets Under Management

$366.8 Million

Number of Holdings

23

NASDAQ SYMBOLS

Class A Shares

GSRAX

Class B Shares

GSRBX

Class C Shares

GSRCX

Institutional Shares

GSRIX

Service Shares

GSRSX

PERFORMANCE REVIEW

September 1, 2001–August 31, 2002	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]
Class A	-29.42%	-17.99%
Class B	-30.10	-17.99
Class C	-30.06	-17.99
Institutional	-29.25	-17.99
Service	-29.56	-17.99

[1] *The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The S&P 500 Index (with dividends reinvested) is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/02	Class A	Class B	Class C	Institutional	Service
One Year	-37.10%	-37.22%	-34.46%	-33.17%	-33.54%
Since Inception (6/19/00)	-28.56	-28.18	-27.03	-26.28	-26.62

[3] *The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A shares, the assumed contingent deferred sales charge for Class B shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/02[4]

Holding	% of Total Net Assets	Line of Business
Clear Channel Communications, Inc.	4.9%	Media
Abbott Laboratories	4.8	Drugs
MBNA Corp.	4.7	Financial Services
Murphy Oil Corp.	4.7	Oil Refining
Amgen, Inc.	4.7	Drugs
Apache Corp.	4.7	Energy Reserves
Automatic Data Processing, Inc.	4.6	Information Services
Wal-Mart Stores, Inc.	4.6	Department Stores
U.S. Bancorp	4.5	Banks
Kohl's Corp.	4.4	Department Stores

[4] *The top 10 holdings may not be representative of the Fund's future investments.*

The performance of the Fund may differ from that of the published U.S. Select List due to fees and expenses, transaction costs, the timing of portfolio transactions, modifications in stock weights in order to control trading costs, and the Fund's holdings in securities other than equities. The Fund will be more volatile due to its concentration in a smaller number of stocks. Goldman Sachs Research Select Fund℠ is a service mark of Goldman, Sachs & Co.

During the period presented, under normal circumstances, the Fund purchased only equity securities that were included in the Goldman Sachs Global Investment Research Division's U.S. Select List. Certain changes to the Fund's portfolio management team and principal investment strategies became effective on September 23, 2002, as reflected in the Fund's Prospectus. Effective September 23, 2002, the Fund does not invest in equity securities based on the Goldman Sachs Global Investment Research Division's U.S. Select List.

Portfolio Results

Dear Shareholder,

This report provides a summary of the performance of the Goldman Sachs Research Select Fund for the one-year period that ended August 31, 2002.

Performance Review

Over the one-year period that ended August 31, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of -29.42%, -30.10%, -30.06%, -29.25%, and -29.56%, respectively. These returns compare to the -17.99% cumulative total return of the Fund's benchmark, the S&P 500 Index.

As these returns indicate, it was a difficult period for the Fund. Its underperformance versus the benchmark was due primarily to stock selection, particularly within the Utilities and Financial sectors. Holdings in the Consumer Cyclicals and Energy sectors were the strongest performers.

Portfolio Composition

As of August 31, 2002, the Fund was overweight in the Basic Materials, Consumer Cyclicals, Consumer Services, Commercial Services, Energy, Financials, and Health Care sectors, and underweight in the Consumer Noncyclicals, Industrials, Technology, Utilities, Telecommunications, and Transportation sectors versus the S&P 500 Index.

Portfolio Highlights

The stocks that contributed the most to returns during the reporting period were Kohl's Corp, eBay Inc., and The Coca Cola Company. Conversely, Calpine Corp., Tyco International Ltd., and AOL Time Warner Inc. all underperformed and were sold during the period.

Changes to Research Select Fund Management

As noted in the Market Review, your Fund's Board of Trustees approved a series of changes to the Fund that took effect in September of 2002. Going forward, the Fund will be an actively managed, research-based portfolio of the best ideas from senior investment professionals from the Goldman Sachs Growth and Value teams, with holdings balanced approximately equal among the two styles. The Fund will build on the skills and expertise of the Growth team's 24 portfolio managers and analysts, many of who have been managing growth mandates as a team for more than 20 years. Their approach uses in-depth fundamental research to identify quality businesses that are strategically positioned for long-term growth at attractive prices. The Value team, comprised of seasoned professionals who have managed value equity portfolios through two decades of changing market cycles, seeks the most attractive balance of price and prospects. They seek to identify quality companies selling at compelling valuations, that offer sustainable operating/competitive advantages, excellent stewardship of capital, and strong or improving balance sheets and cash flows. We believe this focused approach from the Growth and Value teams will provide renewed investment opportunities for the Fund and its shareholders.

As always, we appreciate your investment and look forward to earning your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

New York
September 10, 2002

Performance Summary

August 31, 2002

The following graph shows the value, as of August 31, 2002, of a $10,000 investment made on June 19, 2000 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Research Select Fund. For comparative purposes, the performance of the Fund's benchmark, the Standard and Poor's 500 Index (with dividends reinvested) (''S&P 500 Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A due to differences in fees and loads.

Research Select Fund's Lifetime Performance

Growth of a $10,000 Investment, Dividends Reinvested June 19, 2000 to August 31, 2002.



Average Annual Total Return through August 31, 2002	Since Inception	One Year
Class A (commenced June 19, 2000)		
Excluding sales charges	−27.06%	−29.42%
Including sales charges	−28.91%	−33.29%
Class B (commenced June 19, 2000)		
Excluding contingent deferred sales charges	−27.66%	−30.10%
Including contingent deferred sales charges	−28.66%	−33.59%
Class C (commenced June 19, 2000)		
Excluding contingent deferred sales charges	−27.60%	−30.06%
Including contingent deferred sales charges	−27.60%	−30.76%
Institutional Class (commenced June 19, 2000)	−26.80%	−29.25%
Service Class (commenced June 19, 2000)	−27.13%	−29.56%

Statement of Investments

August 31, 2002

Shares	Description	Value
Common Stocks – 95.7%		
Banks – 8.3%		
433,850	Citigroup, Inc.	$ 14,208,588
760,300	U.S. Bancorp	16,338,847
		30,547,435
Computer Software – 4.0%		
296,200	Microsoft Corp.*	14,537,496
Department Stores – 9.0%		
232,900	Kohl's Corp.*	16,237,788
314,200	Wal-Mart Stores, Inc.	16,803,416
		33,041,204
Drugs – 13.9%		
439,950	Abbott Laboratories	17,611,198
380,200	Amgen, Inc.*	17,120,406
249,350	Cardinal Health, Inc.	16,167,854
		50,899,458
Energy Reserves – 4.7%		
310,600	Apache Corp.	17,101,636
Entertainment – 4.4%		
396,100	Viacom, Inc. Class B*	16,121,270
Financial Services – 12.6%		
527,350	General Electric Co.	15,899,602
362,900	Household International, Inc.	13,104,319
859,450	MBNA Corp.	17,360,890
		46,364,811
Food & Beverages – 4.3%		
308,550	The Coca-Cola Co.	15,736,050
Gas Utilities – 4.1%		
364,300	Kinder Morgan, Inc.	15,005,517
Information Services – 4.6%		
446,500	Automatic Data Processing, Inc.	16,864,305
Internet – 4.2%		
271,300	eBay, Inc.*	15,352,867
Media – 4.9%		
527,600	Clear Channel Communications, Inc.*	18,033,368
Mining & Metals – 3.9%		
570,350	Alcoa, Inc.	14,310,082

Shares	Description	Value
Common Stocks – (continued)		
Oil Refining – 8.5%		
186,250	ChevronTexaco Corp.	$ 14,272,338
200,300	Murphy Oil Corp.	17,155,695
		31,428,033
Property/Casualty Insurance – 4.3%		
251,100	American International Group, Inc.	15,769,080
TOTAL COMMON STOCKS **(Cost $383,882,806)**		$351,112,612

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 4.1%			

Joint Repurchase Agreement Account II^

$15,100,000	1.88%	09/03/2002	$ 15,100,000
Maturity Value $15,103,159			

	Value
TOTAL REPURCHASE AGREEMENT **(Cost $15,100,000)**	$ 15,100,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL **(Cost $398,982,806)**	$366,212,612

Shares	Description	Value
Securities Lending Collateral – 7.8%		
28,624,000	Boston Global Investment Trust – Enhanced Portfolio	$ 28,624,000
TOTAL SECURITIES LENDING COLLATERAL **(Cost $28,624,000)**		$ 28,624,000
TOTAL INVESTMENTS **(Cost $427,606,806)**		$394,836,612

*   Non-income producing security.
^   Repurchase agreement was entered into on August 30, 2002.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Statement of Assets and Liabilities

August 31, 2002

Assets:	
Investment in securities, at value (identified cost $398,982,806)	$ 366,212,612
Securities lending collateral, at value	28,624,000
Cash[a]	1,861,665
Receivables:	
Dividends and interest	213,912
Reimbursement from investment adviser	132,215
Fund shares sold	72,975
Securities lending income	1,805
Other assets	82,613
Total assets	397,201,797

Liabilities:	
Payables:	
Payable upon return of securities loaned	28,624,000
Fund shares repurchased	999,271
Amounts owed to affiliates	602,556
Variation Margin	735
Accrued expenses and other liabilities	178,439
Total liabilities	30,405,001

Net Assets:	
Paid-in capital	851,844,541
Accumulated net realized loss on investment and futures transactions	(451,465,441)
Net unrealized loss on investment and futures transactions	(33,582,304)
NET ASSETS	$ 366,796,796
Net asset value, offering and redemption price per share:[b]	
Class A	$4.99
Class B	$4.90
Class C	$4.91
Institutional	$5.03
Service	$4.98
Shares outstanding:	
Class A	26,020,762
Class B	31,284,401
Class C	15,984,980
Institutional	1,038,251
Service	2,262
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	74,330,656

(a) Includes restricted cash of $1,800,000 relating to initial margin requirements on futures transactions.

(b) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares is $5.28. At redemption, Class B and C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

Statement of Operations

For the Year Ended August 31, 2002

Investment income:	
Dividends	$ 5,521,148
Interest (Including securities lending income of $3,430)	7,591
Total income	**5,528,739**

Expenses:	
Management fees	5,906,851
Distribution and Service fees[a]	4,166,132
Transfer Agent fees[b]	1,106,503
Custodian fees	126,141
Registration fees	71,306
Professional fees	60,956
Trustee fees	9,943
Service Share fees	60
Other	313,477
Total expenses	**11,761,369**
Less — expense reductions	(195,561)
Net expenses	**11,565,808**
NET INVESTMENT LOSS	**(6,037,069)**

Realized and unrealized gain (loss) on investment and futures transactions:	
Net realized loss from:	
Investment transactions	(247,632,005)
Futures transactions	(1,818,465)
Net change in unrealized loss on:	
Investments	59,927,487
Futures	(696,623)
Net realized and unrealized loss on investment and futures transactions	**(190,219,606)**
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	**$(196,256,675)**

(a) Class A, Class B and Class C Shares had Distribution and Service fees of $545,134, $2,351,692, and $1,269,306, respectively.

(b) Class A, Class B, Class C, Institutional Class and Service Class Shares had Transfer Agent fees of $414,302, $446,821, $241,168, $4,208 and $4, respectively.

Statements of Changes in Net Assets

	For the Year Ended August 31, 2002	For the Year Ended August 31, 2001
From operations:		
Net investment loss	$ (6,037,069)	$ (9,394,237)
Net realized loss from investment and futures transactions	(249,450,470)	(200,742,449)
Net change in unrealized loss on investments and futures	59,230,864	(129,720,589)
Net decrease in net assets resulting from operations	(196,256,675)	(339,857,275)
From share transactions:		
Proceeds from sales of shares	33,458,317	757,929,904
Cost of shares repurchased	(265,286,752)	(151,571,140)
Net increase (decrease) in net assets resulting from share transactions	(231,828,435)	606,358,764
TOTAL INCREASE (DECREASE)	(428,085,110)	266,501,489
Net assets:		
Beginning of year	794,881,906	528,380,417
End of year	$ 366,796,796	$ 794,881,906

Notes to Financial Statements

August 31, 2002

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs Research Select Fund (the ''Fund''). The Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Board of Trustees of the Trust.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted.

Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Income and capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual fund of the Trust are allocated to the Fund on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Service Shares bear all expenses and fees relating to their Service and Shareholder Administration Plans. Each class of shares of the Fund separately bears its respective class-specific Transfer Agency fees.

E. Segregation Transactions — The Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

F. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the collateral, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The collateral for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians.

3. AGREEMENTS

Pursuant to the Investment Management Agreement (the ''Agreement''), Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser to the Fund. Under the Agreement, the adviser, subject to the general supervision of the Trust's Board of Trustees, manages the Fund's portfolio. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, the adviser is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 1.00% of the average daily net assets of the Fund.

The adviser has voluntarily agreed to limit certain ''Other Expenses'' of the Fund (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, 0.06% of the average daily net assets of the Fund.

For the year ended August 31, 2002, the adviser reimbursed approximately $195,400. In addition, the Fund has entered into certain offset arrangements with the custodian resulting in a reduction in the Fund's expenses. For the year ended August 31, 2002, custody fees were reduced by approximately $200.

The Trust, on behalf of the Fund, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or authorized dealers are entitled to a monthly fee from the Fund for distribution and shareholder maintenance services equal, on an annual basis, to 0.25%, 1.00% and 1.00% of the Fund's average daily net assets attributable to Class A, Class B and Class C Shares, respectively.

Goldman Sachs serves as the distributor of shares of the Fund pursuant to a Distribution Agreement. Goldman Sachs may retain a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the year ended August 31, 2002, Goldman Sachs advised the Fund that it retained approximately $35,200 and $600 from Class A and Class B Shares, respectively.

Goldman Sachs also serves as the Transfer Agent of the Fund for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of the Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on an annualized basis), of the average daily net asset value of the Service Shares.

For the year ended August 31, 2002, the amounts owed to affiliates were approximately $316,000, $228,000 and $59,000 for Management, Distribution and Service and Transfer Agent fees, respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments and futures transactions) for the year ended August 31, 2002, were $624,366,632 and $882,072,431, respectively.

Notes to Financial Statements (continued)

August 31, 2002

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

For the year ended August 31, 2002, Goldman Sachs earned approximately $796,000 in brokerage commissions from portfolio transactions, including futures transactions executed on behalf of the Fund.

Futures Contracts — The Fund may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit with a broker or the Fund's custodian bank an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Fund daily, depending on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Fund realizes a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involve, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statement of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Fund's hedging strategies and potentially result in a loss.

At August 31, 2002, open futures contracts were as follows:

Type	Number of Contracts Long	Settlement Month	Market Value	Unrealized Loss
S&P 500 Index Futures	71	September 2002	$16,260,775	$812,110

5. SECURITIES LENDING

Pursuant to exemptive relief granted by the Securities and Exchange Commission (''SEC'') and the terms and conditions contained therein, the Fund may lend its securities through its securities lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. The loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with the other extensions of credit, the Fund bears the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Fund and BGA receive compensation relating to the lending of the Fund's securities. The amount earned by the Fund for the year ended August 31, 2002 is reported parenthetically on the Statement of Operations. A portion of this amount $1,068 represents compensation earned by the Fund from lending its securities to Goldman Sachs. At August 31, 2002, there were no outstanding securities on loan to Goldman Sachs. For the year ended August 31, 2002, BGA earned approximately $600 in fees as securities lending agent. At August 31, 2002, the Fund loaned securities having a market value of $27,678,952 collateralized by cash in the amount of $28,624,000, which was invested in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware Business Trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940 and is managed by GSAM. The Enhanced Portfolio invests in high quality money market instruments. The Fund bears the risk of incurring a loss from the investment of cash collateral due to either credit or market factors.

6. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the Federal Funds rate. The committed facility also requires the Fund to pay a fee based on the amount of the commitment, which has not been utilized. During the year ended August 31, 2002, the Fund did not have any borrowings under this facility.

7. JOINT REPURCHASE AGREEMENT ACCOUNT

The Fund, together with other registered investment companies having management agreements with GSAM or its affiliates, transfers uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At August 31, 2002, the Fund had an undivided interest in the repurchase agreements in Joint Account II which equaled $15,100,000 in principal amount. At August 31, 2002, the following repurchase agreements held in this Joint Account were fully collateralized by federal agency obligations:

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Bank of America	$ 1,000,000,000	1.90%	09/03/2002	$ 1,000,211,111
Barclays Capital	500,000,000	1.88	09/03/2002	500,104,444
Credit Suisse First Boston Corp.	400,000,000	1.87	09/03/2002	400,083,111
Deutsche Bank Securities, Inc.	1,500,000,000	1.87	09/03/2002	1,500,311,667
Deutsche Bank Securities, Inc.	2,008,900,000	1.89	09/03/2002	2,009,321,869
Greenwich Capital	500,000,000	1.89	09/03/2002	500,105,000
J.P. Morgan Chase & Co.	500,000,000	1.88	09/03/2002	500,104,444
J.P. Morgan Chase & Co.	1,500,000,000	1.89	09/03/2002	1,500,315,000
Merrill Lynch & Co.	200,000,000	1.88	09/03/2002	200,041,778
SG Cowen Securities Corp.	200,000,000	1.90	09/03/2002	200,042,222
UBS Warburg LLC	400,000,000	1.83	09/03/2002	400,081,333
UBS Warburg LLC	500,000,000	1.88	09/03/2002	500,104,444
UBS Warburg LLC	1,000,000,000	1.87	09/03/2002	1,000,207,778
UBS Warburg LLC	1,000,000,000	1.90	09/03/2002	1,000,211,111
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$11,208,900,000			$11,211,245,312

8. CERTAIN RECLASSIFICATIONS

In order to present the capital accounts on a tax basis, the Fund has reclassified $6,037,069 from paid-in capital to accumulated net investment loss. This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital accounts on a tax basis. Reclassifications result primarily from the difference in the tax treatment of net operating losses.

Notes to Financial Statements (continued)

August 31, 2002

9. ADDITIONAL TAX INFORMATION

As of August 31, 2002, the components of accumulated earnings (losses) on a tax basis were as follows:

	Research Select Fund
Undistributed (distribution in excess of) ordinary income — net	$ —
Undistributed long-term capital gains	—
Total undistributed earnings	$ —
Capital loss carryforward	(266,628,231)
Timing differences (post October losses)	(169,323,054)
Unrealized losses — net	(49,096,460)
Total accumulated earnings (losses) — net	$(485,047,745)
Capital loss carryforward years of expiration	2009-2010

At August 31, 2002, the Fund's aggregate security unrealized gains and losses based on a cost for U.S. federal income tax purposes was as follows:

	Research Select Fund
Tax Cost	$415,309,072
Gross unrealized gain	11,816,695
Gross unrealized loss	(60,913,155)
Net unrealized security loss	$ (49,096,460)

The difference between book-basis and tax-basis unrealized gains (losses) is primarily attributable to wash sales.

10. SUBSEQUENT EVENTS

During the period presented, under normal circumstances, the Fund purchased only equity securities that were included in the Goldman Sachs Global Investment Research Division's U.S. Select List. Certain changes to the Fund's portfolio management team and principal investment strategies became effective on September 23, 2002. Effective September 23, 2002, the Fund does not invest in equity securities based on the Goldman Sachs Global Investment Research Division's U.S. Select List. However, the Fund continues to seek long-term growth of capital through a focused portfolio of U.S. equity securities. The Fund will be managed by the Goldman Sachs Growth and Value Investment teams.

11. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	For the Year Ended August 31, 2002		For the Year Ended August 31, 2001	
	Shares	Dollars	Shares	Dollars
Class A Shares				
Shares sold	2,023,229	$ 12,879,309	32,309,787	$298,135,336
Shares repurchased	(19,071,784)	(117,228,155)	(9,460,320)	(79,514,912)
	(17,048,555)	(104,348,846)	22,849,467	218,620,424
Class B Shares				
Shares sold	1,931,321	12,374,385	29,557,781	273,278,062
Shares repurchased	(13,946,688)	(82,865,856)	(4,975,958)	(41,204,326)
	(12,015,367)	(70,491,471)	24,581,823	232,073,736
Class C Shares				
Shares sold	1,114,093	7,062,464	18,336,739	169,144,808
Shares repurchased	(9,300,204)	(55,696,340)	(3,118,483)	(25,888,320)
	(8,186,111)	(48,633,876)	15,218,256	143,256,488
Institutional Shares				
Shares sold	174,181	1,139,159	1,866,423	17,335,365
Shares repurchased	(1,539,209)	(9,496,401)	(638,951)	(4,935,610)
	(1,365,028)	(8,357,242)	1,227,472	12,399,755
Service Shares				
Shares sold	471	3,000	3,913	36,333
Shares repurchased	—	—	(3,242)	(27,972)
	471	3,000	671	8,361
NET INCREASE (DECREASE)	(38,614,590)	$(231,828,435)	63,877,689	$606,358,764

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

		Income (loss) from investment operations		
	Net asset value, beginning of period	Net investment loss[c]	Net realized and unrealized gain (loss)	Total from investment operations
FOR THE YEARS ENDED AUGUST 31,				
2002 - Class A Shares	$ 7.07	$(0.04)	$(2.04)	$(2.08)
2002 - Class B Shares	7.01	(0.08)	(2.03)	(2.11)
2002 - Class C Shares	7.02	(0.08)	(2.03)	(2.11)
2002 - Institutional Shares	7.11	(0.01)	(2.07)	(2.08)
2002 - Service Shares	7.07	(0.04)	(2.05)	(2.09)
2001 - Class A Shares	10.77	(0.06)	(3.64)	(3.70)
2001 - Class B Shares	10.76	(0.13)	(3.62)	(3.75)
2001 - Class C Shares	10.77	(0.13)	(3.62)	(3.75)
2001 - Institutional Shares	10.78	(0.03)	(3.64)	(3.67)
2001 - Service Shares	10.78	(0.08)	(3.63)	(3.71)
FOR THE PERIOD ENDED AUGUST 31,				
2000 - Class A Shares (commenced June 19, 2000)	10.00	(0.02)	0.79	0.77
2000 - Class B Shares (commenced June 19, 2000)	10.00	(0.04)	0.80	0.76
2000 - Class C Shares (commenced June 19, 2000)	10.00	(0.04)	0.81	0.77
2000 - Institutional Shares (commenced June 19, 2000)	10.00	(0.01)	0.79	0.78
2000 - Service Shares (commenced June 19, 2000)	10.00	(0.02)	0.80	0.78

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

 The accompanying notes are an integral part of these financial statements.

					Ratios assuming no expense reductions		
Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment loss to average net assets	Ratio of expenses to average net assets	Ratio of net investment loss to average net assets	Portfolio turnover rate
$ 4.99	(29.42)%	$129,737	1.51%	(0.57)%	1.54%	(0.60)%	107%
4.90	(30.10)	153,395	2.26	(1.32)	2.29	(1.35)	107
4.91	(30.06)	78,434	2.26	(1.32)	2.29	(1.35)	107
5.03	(29.25)	5,220	1.11	(0.18)	1.14	(0.21)	107
4.98	(29.56)	11	1.61	(0.66)	1.64	(0.69)	107
7.07	(34.35)	304,677	1.50	(0.73)	1.53	(0.76)	171
7.01	(34.85)	303,539	2.25	(1.48)	2.28	(1.51)	171
7.02	(34.82)	169,576	2.25	(1.48)	2.28	(1.51)	171
7.11	(34.04)	17,077	1.10	(0.32)	1.13	(0.35)	171
7.07	(34.35)	13	1.60	(0.91)	1.63	(0.94)	171
10.77	7.70	217,861	1.50[b]	(1.04)[b]	2.05[b]	(1.59)[b]	5
10.76	7.60	201,437	2.25[b]	(1.79)[b]	2.80[b]	(2.34)[b]	5
10.77	7.70	96,393	2.25[b]	(1.78)[b]	2.80[b]	(2.33)[b]	5
10.78	7.80	12,677	1.10[b]	(0.50)[b]	1.65[b]	(1.05)[b]	5
10.78	7.70	12	1.60[b]	(1.13)[b]	2.15[b]	(1.68)[b]	5

Report of Independent Accountants

To the Shareholders and Board of Trustees of
Goldman Sachs Trust — Research Select Fund:

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Goldman Sachs Research Select Fund (''the Fund''), one of the portfolios constituting Goldman Sachs Trust, at August 31, 2002, the results of its operations, the changes in its net assets and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as ''financial statements'') are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 2002 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
October 21, 2002

Trustees and Officers (Unaudited)

Independent Trustees

Name, Address and Age[1]	Position(s) Held with The Trust[2]	Term of Office and Length of Time served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 60	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998 to present); Executive Vice President — Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (since 1989); Member of Cornell University Council (since 1992); Trustee of the Walnut Street Theater (since 1992); Trustee, Citizens Scholarship Foundation of America (since 1998); Director, Private Equity Investors-III and IV (since November 1998) and Equity-Limited Investors II (since April 2002); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (since 2000). Chairman of the Board and Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	65	None
Patrick T. Harker Age: 43	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (since February 2000); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (since July 1999); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	65	None

Name, Address and Age[1]	Position(s) Held with The Trust[2]	Term of Office and Length of Time served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Mary P. McPherson Age: 67	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (since October 1997); President of Bryn Mawr College (1978-1997); Director, Smith College (since 1998); Director, Josiah Macy, Jr. Foundation (health educational programs) (since 1977); Director, Philadelphia Contributionship (insurance) (since 1985); Director Emeritus, Amherst College (1986-1998); Director, Dayton Hudson Corporation (general retailing merchandising) (1988-1997); Director, The Spencer Foundation (educational research) (since 1993); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (since 1997). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	65	None
Wilma J. Smelcer Age: 53	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); Chief Administrative Officer, Bank of America, Illinois (1996-1997); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (since April 2001). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	65	None
Richard P. Strubel Age: 63	Trustee	Since 1987	President, COO and Director, Unext, Inc. (provider of educational services via the internet) (since 1999); Director, Cantilever Technologies, Inc. (a private software company) (since 1999); Trustee, The University of Chicago (since 1987); Managing Director, Tandem Partners, Inc. (1990-1999). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	65	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (57 Portfolios).

Interested Trustees

Name, Address and Age[1]	Position(s) Held with The Trust[2]	Term of Office and Length of Time served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*David B. Ford Age: 56	Trustee	Since 1994	Advisory Director, Goldman Sachs (since December 2001); Director, Goldman Sachs Princeton, LLC (formerly, Commodities Corp. LLC) (futures and commodities traders) (April 1997-December 2001); Managing Director, J. Aron & Company (commodity dealer and risk management adviser) (November 1996-December 2001); Managing Director, Goldman Sachs Investment Management Division (November 1996-December 2001); Chief Executive Officer and Director, CIN Management (investment adviser) (August 1996-December 2001); Chief Executive Officer and Managing Director and Director, Goldman Sachs Asset Management International (November 1995 and December 1994, respectively to December 2001); Co-Head, GSAM (November 1995-December 2001); Co-Head and Director, Goldman Sachs Funds Management, L.P. (November 1995 and December 1994, respectively to December 2001); and Chairman and Director, Goldman Sachs Asset Management Japan Limited (November 1994-December 2001). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	65	None
*Alan A. Shuch Age: 52	Trustee	Since 1990	Advisory Director — GSAM (since May 1999); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	65	None

Name, Address and Age[1]	Position(s) Held with The Trust[2]	Term of Office and Length of Time served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Kaysie P. Uniacke Age: 41	Trustee & Assistant Secretary	Since 2001	Managing Director, GSAM (since 1997); and Vice President, Assistant Secretary and Senior Fund Manager, GSAM (1988 to 1997).	65	None
		Since 1997	Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).		

---

* These persons are considered to be ''Interested Trustees'' because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAMI or an affiliate thereof is the investment adviser, administrator and/or distributor.

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) in accordance with the current resolutions of the Board of Trustees (which may be changed by the Trustees without shareholder vote) the date the Trustee attains the age of 72 years; or (d) the Trust terminates.

[4] The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of August 31, 2002, the Trust consisted of 59 portfolios, including the Funds described in the Additional Statement, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., ''public companies'') or other investment companies registered under the Act.

Additional information about the Trustees is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Officers of the Trust*

Name, Age and Address	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Gary D. Black 32 Old Slip New York, NY 10005 Age: 42	President	Since 2001	Managing Director, Goldman Sachs (since June 2001); Executive Vice President, AllianceBernstein (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (January 1999-October 2000) and Senior Research Analyst, Sanford Bernstein (February 1992-December 1998). President — Goldman Sachs Mutual Fund Complex (since 2001) (registered investment companies).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 42	Vice President	Since 1997	Managing Director, Goldman Sachs (since October 1999); Vice President of GSAM (April 1997-December 1999); and Vice President and General Manager, First Data Corporation-Investor Services Group (1994 to 1997). Vice President — Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. McNamara 4900 Sears Tower Chicago, IL 60606 Age: 39	Vice President	Since 2001	Managing Director, Goldman Sachs (since December 1998); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President — Goldman Sachs Mutual Fund Complex (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 37	Treasurer	Since 1997	Vice President, Goldman Sachs (since July 1995); and Director, Fund Accounting & Custody, Investors Bank & Trust Company (November 1993-July 1995). Treasurer — Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff 32 Old Slip New York, NY 10005 Age: 37	Secretary	Since 2001	Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (since December 1997); Assistant General Counsel and Vice President, Goldman Sachs (since November 1993 and May 1994, respectively); Counsel to the Funds Group, GSAM (November 1993-December 1997). Secretary — Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001) and Assistant Secretary prior thereto.

[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAMI or an affiliate thereof is the investment adviser, administrator and/or distributor.

* Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

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Money Market Funds[1]

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and CORE℠ are service marks of Goldman, Sachs & Co.

Effective July 1, 2002, the Adjustable Rate Government Fund was renamed the Ultra-Short Duration Government Fund.

† *The Goldman Sachs Concentrated Growth Fund was launched on September 3, 2002.*

GOLDMAN SACHS ASSET MANAGEMENT 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT
Investment Adviser

Visit our internet address: www.gs.com/funds

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Investors should read the Prospectus carefully before investing or sending money.

The Fund may participate in the Initial Public Offering (IPO) market, and a portion of the Fund's returns consequently may be attributable to its investment in IPOs, which may have a magnified impact due to the Fund's small asset base. As the Fund's assets grow, it is probable that the effect of the Fund's investment in IPOs on its total returns may not be as significant.

Goldman, Sachs & Co. is the distributor of the Fund.

Goldman Sachs Research Select Fund℠ is a service mark of Goldman, Sachs & Co.

The performance of the Fund may differ from that of the published *U.S. Select List* due to fees and expenses, transaction costs, the timing of portfolio transactions, modifications in stock weights in order to control trading costs, and the Fund's holdings in securities other than equities. The Fund will be more volatile due to its concentration in a smaller number of stocks.

 Date of first use: October 30, 2002 / 02-1902 RESAR / 54.8K / 10-02